Globalink Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2024

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-44509

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Globalink Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3452 East Foothill Blvd., Suite 1040
(No. and Street)

Pasadena	CA	91107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Junhua Liao	(626) 964-5966	michael.liao@globalinkusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Michael Junhua Liao, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Globalink Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

YUE ZHU
COMM. #2376772
Notary Public - California
Los Angeles County
My Comm. Expires Sep. 27, 2025
NR01

Signature:

Title:
President/CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of Los Angeles)

On 02/19/2025 before me, Yue Zhu, Notary Public,
(here insert name and title of the officer)

personally appeared Michael Junhua Liao,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

NR01
YUE ZHU
COMM. #2376772
Notary Public - California
Los Angeles County
My Comm. Expires Sep. 27, 2025
NR01

Signature [signature]

(Seal)

Optional Information

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Oath or Affirmation

containing 1 pages, and dated 12/31/2024.

The signer(s) capacity or authority is/are as:

- [x] Individual(s)
- [ ] Attorney-in-Fact
- [ ] Corporate Officer(s) ____________
  Title(s)
- [ ] Guardian/Conservator
- [ ] Partner - Limited/General
- [ ] Trustee(s)
- [ ] Other: ____________

representing: ____________
Name(s) of Person(s) or Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
- [x] form(s) of identification
- [ ] credible witness(es)

Notarial event is detailed in notary journal on:
Page # 3 Entry # 4

Notary contact: ____________

Other

- [ ] Additional Signer(s)
- [ ] Signer(s) Thumbprint(s)
- [ ] ____________

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of GlobaLink Securities, Inc.

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of GlobaLink Securities, Inc. as of December 31, 2024, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of GlobaLink Securities, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of GlobaLink Securities, Inc.'s management. My responsibility is to express an opinion on GlobaLink Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to GlobaLink Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of GlobaLink Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the GlobaLink Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as GlobaLink Securities, Inc.'s auditor since 2021.
Tarzana, California
February 19, 2025

Globalink Securities, Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash	$ 1,489,284
Clearing brokers cash deposits	607,749
Securities	220,390
Accounts receivable	40,189
Settlement receivable	244,419
Commission receivable	444,782
Subscription receivable.	53,216
Prepaid assets	114,799
Property and equipment net of $264,903 depreciation	15,954
Right of use asset	267,692
CRD deposit	3,896
Other assets – non allowable	55,586
Due from related party	2,180,000
Investment in affiliates	150,472
Security deposit	11,038
Total Assets	$ 5,899,466

Liabilities and Shareholders' Equity

Liabilities

Commissions payable	660,836
Litigation payable	15,000
Settlement payable	143,357
Accounts payable	22,039
Operating lease liability	267,692
Income taxes payable	47,803
Other payables	12,751
Total Liabilities	1,169,478

Shareholders' Equity

Common stock - ($10 par value, 10,000 shares authorized, issued and outstanding	100,000
Paid-in Capital	2,761,277
Retained Earnings	1,868,711
Total Shareholders' Equity	4,729,988
Total Liabilities and Shareholders' Equity	$ 5,899,466

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Income
For the Year Ended December 31, 2024

Revenues	
Agency Commissions	$ 2,668,232
Mutual Funds	1,427,039
Variable Product Commission	2,874,210
Interest Rebate	884,240
Investment Gain	77,411
Dividend Income	23,372
Interest Income	62,822
Other	88,928
Total Revenues	$ 8,106,254
Cost of Sales	
Clearing house expense	185,342
Commission Expenses	5,531,595
Total Cost of Sales	$ 5,716,937
Gross Profit	$ 2,389,317
Operating Expenses	
Advertising	4,208
Auto Expenses	10,932
Depreciation	15,196
Regulatory Expense	119,604
Insurance	71,449
Internet	32,778
Office Expense	23,183
Postage and Delivery	2,607
Professional Services	181,328
Rent	127,058
Bad debt expense	20,000
Settlement expense (net)	16,458
Salaries	874,369
Payroll taxes	62,505
Federal taxes.	46,376
Telephone	7,997
Travel and Entertainment	37,180
Total Operating Expenses	$ 1,606,852
Profit Before Tax Provision	$ 782,465
Income Taxes	$ 98,660
Net Income	$ 683,805

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2024

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2023	10,000	$100,000	$2,961,277	$1,084,906	$4,146,183
Dividend Paid			(100,000)		(100,000)
Net Income				683,805	683,805
Balance, December 31, 2024	10,000	$100,000	$2,861,277	$1,768,711	$ 4,729,988

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2024

Net Income	$	683,805
Depreciation Expense		15,196
Bad Debt Expense		20,000
Unrealized Gain on Securities		(3,541)
Adjustments to reconcile Net Income to net cash used in operations:		
Clearing Brokers Cash Deposits		(256,586)
Accounts Receivable		(13,170)
Settlement Receivable		256,184
Commission Receivable		(62,194)
CRD Deposit		1,630
Other Assets-Non Allowable		(56,762)
Due from Related Party		(207,453)
Cash Overdraft		(2,879)
Commissions Payable		(73,522)
Settlement Payable		(562,323)
Accounts Payable		(4,007)
Other Payables		12,181
Net cash used in operating activities	$	(253,441)
Investing Activities		
Office Equipment: Office Equipment-LA		(3,053)
Investment in Affiliates		(77,411)
Sale of Securities		17,751
Purchase of Securities		(25,046)
Net cash used in investing activities		(87,759)
Cash Flow from Financing Activities		
Dividends		(100,000)
Net cash used in financing activities		(100,000)
Net Decrease in Cash	$	(441,200)
Cash: Beginning of the Year	$	1,930,484
Cash: End of the Year	$	1,489,284
Cash paid for taxes		150,796
Cash paid for interest.	$	0

See Accompanying Notes to Financial Statements

Note 1 – Organization and Nature of Business

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over the counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Solicitor of time deposits in a financial institution
- Put and call broker or dealer or option writer
- Private placements of securities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition– The company is a full-service introducing broker dealer. Revenues are generated in the following ways:

1) Clients and brokers place trades (usually stocks, options, bonds, and mutual funds) online or from the company's back-office system which will go through to its clearing firms Wedbush Securities and Interactive Brokers. Wedbush Securities and Interactive Brokers pays the Company commissions on a monthly basis.
2) Brokers assist or help clients submit/purchase financial products (mutual funds, VAs, and VUL's) directly from issuing companies. The Company receives commissions from the issuing companies.
3) The Company receives monthly or quarterly income from 12B-1 fees, management fee rebates, and interest rebates through mutual fund and management companies.
4) The Company receives affiliation/compliance fees from registered persons on a monthly basis.

Note 2 -- Significant Accounting Policies (continued)

Related Party – The Company was owed $2,180,000 at December 31, 2024 from related parties. The Company owns the investment advisory firm Globalink Wealth Management, LLC. A California based registered investment advisor. The Company owns the Globalink Insurance Services, LLC. These companies are being shown on the Balance Sheet under the equity method.

Revenue from Contracts with Customers

Per ASC 606, the Company identifies each contract with the customer; identifies the performance obligations in the contract; determines the transaction price; allocates the transaction price to the performance obligations in the contract; and recognizes revenue when (or as) the entity satisfies a performance obligation.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Currently, the Company considers deferred taxes refundable or payable immaterial.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2021 to the present, generally for three years after they are filed.

Depreciation – The Company capitalizes all purchases over $1,000. Depreciation is calculated on the straight-line method over 5 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.
Property and equipment consist of the following at December 31, 2024:

Automobile	$ 12,000
Office equipment	138,785
Furniture and fixtures	130,072
Less: accumulated depreciation	(264,903)
Property and equipment, net	$ 15,954

Depreciation expense for the year ended December 31, 2024 was $15,196.

Segment Reporting: The Company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses

The Company has identified its Principal Operations Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.
Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 3-Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024.

Fair Value Measurements on a Recurring Basis
As of December 31, 2024

Assets	Level 1	Level 2	Level 3
Bonds and Securities	$ 220,390	$ 0	$ 0
Total	$ 220,390	$ 0	$ 0

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2024, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$444,782	$660,836

Note 5 – Operating Leases

The Company has an operating lease in Pasadena, California beginning May 2024 and ending June 2027
Minimum future rental commitments are:

Year Ending	Amount
December 31, 2025	$ 103,623
December 31, 2026	$ 103,623
December 31, 2027	$ 51,811

Rent expense for year ended December 31, 2024 was $127,058. The Company recognizes and records its operating lease in accordance with FASB ASC 842, *Lease Accounting Standard.* Under that guidance the Company records the future operating leases at its net present value of $267,692 on the balance sheet December 31, 2024, reflected by both an asset, called a Right of Use Asset, and a liability called a Right of Use Liability.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7 - Legal Expense

The Company maintains a $15,000 litigation payable account for an employment lawsuit filed against the Company The case has been settled for $15,000 but is awaiting court approval. There is no reason to believe this will not happen. In 2023 FINRA conducted an investigation of the Company charging of commissions for its foreign investor clients regarding fixed-income trading activities. The investigation was completed in February 2024. In February 2024 the Company settled with FINRA for a fine totaling $200,000 plus interest. The remaining will be paid for 36 months. On December 31, 2024, $143,357 was the remaining balance, which is shown as a liability. Approximately $244,419 will be reimbursed by its brokers, which is shown as an asset on the balance sheet.

Note 8-Retirement Plan

The Company has sponsored a simple IRA retirement plan with the Company matching provisions covering all of its employees. The Company contributed $24,758 to a simple IRA account for qualified employees in 2024. The Company's contribution is included in Salaries on the Statement of Operations.

Note 9 – Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2024 the Company had net capital of $1,771,328 which was $1,711,209 in excess of its required net capital requirement of $ 60,119. The Company's aggregate indebtedness of $901,785 to net capital is 0.51 to 1.

Note 10 – Provision for Income Taxes

The Company files its Federal and state tax returns on the cash basis.
The tax provision at December 31, 2024 consists of the following:

Federal	$ 51,853
California	$ 46,807
Total Income Tax Provision	$ 98,660

Note 11 – Deposit – Clearing Organization

The Company has an agreement with its clearing brokers which states a minimum deposit. On December 31, 2024, the Company has a balance $638,898.35 with Wedbush Securities; and a Balance $189,239.06 with Interactive Brokers.

Note 12 – Off Balance Sheet Risk

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

Note 13 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 14 – Subsequent Events
Management has reviewed the results of operations for the period of time from its year end December 31, 2024 through February 19, 2025, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Globalink Securities, Inc.
Schedule I -- Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2024

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 4,729,988
Nonallowable assets - page 14	(2,925,601)
Security Position Haircuts	(33,059)
Net Capital	$ 1,771,328
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 60,119
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 60,119
Excess Capital	$ 1,711,209
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 1, 681,143
Computation of Aggregate Indebtedness	
Total liabilities	$ 901,785
Percentage of net aggregate indebtedness to net capital	0.51to 1

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Net capital, as stated on original F0CUS Report	$ 1,819.131
Audit Adjustment to accrue income tax payable	(47,803)
Net capital, as stated on amended F0CUS Report	$ 1,771,328

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Non-Allowable Assets
December 31, 2024

Nonallowable Assets

	$	
Property and equipment (less dep.)		$ 15,954
Rent deposit		11,038
(1) Petty Cash		1,396
NASD CRD Deposit		3,896
Accounts Receivable		38,541
Settlement Receivables		244,419
Subscription Receivable		53,216
Commission Receivable		56,032
Globalink Insurance Services		10,546
Globalink Wealth Management		139,926
Key Person Insurance cash value		54,189
Prepaid Assets		116,448
Loans to related parties		2,180,000
Total non-allowable assets		$ 2,925,601

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2024

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

The Company has no reserve deposit obligations under SEC Rule 15c3-3 because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Globalink Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2024

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

The Company has no possession or control obligations under SEC Rule 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
GlobaLink Securities, Inc.
Pasadena, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) GlobaLink Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which GlobaLink Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) GlobaLink Securities, Inc., stated that GlobaLink Securities, Inc., met the identified exemption provisions throughout the most recent year without exception and (3) GlobaLink Securities, Inc. stated that GlobaLink Securities, Inc.is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) proprietary trading and/or (2) effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not the Company and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year ended December 31, 2024 without exception. GlobaLink Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about GlobaLink Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2025

GlobaLink Securities, Inc.
3452 E. Foothill Blvd., Site 1040
Pasadena, CA 91107

Exemption Report

2/19/2025

Brian W. Anson, CPA
18455 Burbank Blvd., Suite 404
Tarzana, CA 91356

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Anson:

Globalink Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to bemade by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states thefollowing:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) broker or dealer retailing corporate securities; (2) broker or dealer retailing corporate debt securities; (3) Mutual fund retailer on an application basis (4) U. S Government Securities as a broker or dealer; (5) Municipal securities as a broker or dealer; (6) broker or dealer selling variable life insurance or annuities; (7) put and call broker or dealer or option writer; (8) non-exchange member arranging for transactions in listed securities by exchange member; and/or (9) solicitor of time deposits in a financial institution (Certificates of Deposit) and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer orits agent and not to the Company); (2) did not carry accounts of or for

customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Globalink Securities, Inc.

By: ______________________

Name: Michael Junhua Liao
Title: President/CEO